UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 000-24216

(Check One):
☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
IMAX CORPORATION 401(k) RETIREMENT PLAN

Full Name of Registrant:

Former Name if Applicable:

2525 SPEAKMAN DRIVE

Address of Principal Executive Office (Street and Number):
MISSISSAUGA, ONTARIO L5K 1B1

City, State and Zip Code:
PART II
RULE 12b-25(b) AND (c)
          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

☑
	1.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	2.	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	3.	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The Annual Report on Form 11-K for the fiscal year ended December 31, 2007 (“2007 Form 11-K”) of the IMAX Corporation 401(k) Retirement Plan (the “Plan”) cannot be filed within the prescribed time period because additional time is necessary to prepare the Plan’s financial statements. Consequently, the Plan’s 2007 Form 11-K cannot be filed by its due date of June 30, 2008; however, the Plan expects to file its 2007 Form 11-K no later than July 15, 2008.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

G. Mary Ruby	(905) 403-6404
(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
IMAX CORPORATION 401(k) RETIREMENT PLAN
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

IMAX CORPORATION 401(k) RETIREMENT PLAN
Date:	June 30, 2008	By:	/s/ G. MARY RUBY

Name: G. Mary Ruby
Title: Executive Vice President, Corporate Services

Date:	June 30, 2008	By:	/s/ JEFFREY VANCE

Name: Jeffrey Vance
Title: Vice President, Finance & Controller

4